Exhibit 12 - Ratio of Earnings to Fixed Charges

CONVERGYS CORPORATION
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(Amounts in millions)

	For the Twelve Months Ended	For the Twelve Months Ended	For the Twelve Months Ended	For the Twelve Months Ended	For the Twelve Months Ended
	12/31/2013	12/31/2012	12/31/2011	12/31/2010	12/31/2009
Income (loss) from Continuing Operations, net of tax	$58.5	$28.2	$282.5	$(109.8)	$40.9
Income tax expense (benefit)	72.5	1.1	106.5	(7.5)	(1.9)
Adjustment for undistributed losses/(income) of partnerships, net of distributions	—	—	10.5	(11.5)	(1.0)
Interest expense	11.5	13.6	16.1	19.5	28.9
Portion of rental expense deemed interest	27.0	22.0	20.4	20.5	21.5
Total earnings	$169.5	$64.9	$436.0	$(88.8)	$88.4
Fixed Charges:
Interest expense	$11.5	$13.6	$16.1	$19.5	$28.9
Portion of rental expense deemed interest	27.0	22.0	20.4	20.5	21.5
Total fixed charges	$38.5	$35.6	$36.5	$40.0	$50.4

Ratio of Earnings to Fixed Charges	4.4	1.8	11.9	(A)	1.8

(A) Deficiency Ratio - Due to the loss from continuing operations, the Ratio of Earnings to Fixed Charges was less than 1x. To achieve a ratio of 1x, additional total earnings of $128.8 would have been required for the twelve months ended December 31, 2010.